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                                                     Commission File Number:
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12B-25


                           NOTIFICATION OF LATE FILING


(Check One): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q
             [ ] Form N-SAR

         For period ended: December 31, 2001
                           ------------------------------------------

         [ ] Transition Report on Form 10-K

         [ ] Transition Report on Form 20-F

         [ ] Transition Report on Form 11-K

         [ ] Transition Report on Form 10-Q

         [ ] Transition Report on Form N-SAR

         For the transition period Ended:
                                          ----------------------------



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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

--------------------------------------------------------------------------------



If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



--------------------------------------------------------------------------------
PART I -- REGISTRANT INFORMATION



PhyCor, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant



--------------------------------------------------------------------------------
Former Name if Applicable



30 Burton Hills Boulevard, Suite 400
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Address of Principal Executive Office (Street and Number)



Nashville, Tennessee 37215
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City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         SEE EXHIBIT A HERETO.

(ATTACH EXTRA SHEETS IF NEEDED)     POTENTIAL PERSONS WHO ARE TO RESPOND TO THE
SEC 1344 (2-99)                     COLLECTION OF INFORMATION CONTAINED IN THIS
                                    FORM ARE NOT REQUIRED TO RESPOND UNLESS THE
                                    FORM DISPLAYS A CURRENTLY VALID OMB CONTROL
                                    NUMBER.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Tarpley B. Jones              (615)                  665-9066
-----------------------------   -----------------    ---------------------------
              (Name)                (Area Code)           (Telephone Number)

(2)      Have all other periodic reports required under Section 13 or
         15(d) of the Securities Exchange Act of 1934 or Section 30 of
         the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was
         required to file such report(s) been filed? If answer is no,
         identify report(s).                                      [X] Yes [ ] No
--------------------------------------------------------------------------------

(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be
         included in the subject report or portion thereof?       [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Exhibit B hereto.
--------------------------------------------------------------------------------

                                  PhyCor, Inc.
        ----------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date April 2, 2002   By /s/ Tarpley B. Jones
     -------------     ---------------------------------------------------------
                        Tarpley B. Jones, Chief Executive Officer and President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION
--------------------------------------------------------------------------------
            INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
               FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
--------------------------------------------------------------------------------

                                    EXHIBIT A


         On January 31, 2002, the Registrant announced that it and 47 of its subsidiaries had filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code with the United States Bankruptcy Court for the Southern District of New York. On that date, the Registrant also filed a joint plan of reorganization which sets forth the manner in which claims against and interests in the Registrant will be treated following its emergence from Chapter
11. Because the Registrant is still in the process of negotiating with its creditors and seeking their approval of the joint plan of reorganization, and because of the decreased staffing levels of the Registrant resulting from its current financial condition, the Registrant has been unable to complete its Annual Report on Form 10-K for the year ended December 31, 2001 within the prescribed period without unreasonable effort or expense. The Registrant expects to be able to complete its Annual Report on Form 10-K for the year ended December 31, 2001 no later than April 16, 2002.

                                    EXHIBIT B


         The financial statements for the year ended December 31, 2001 will reflect significant changes in the Registrant's results of operations primarily because of the Registrant's completion of the sale of its multi-specialty clinic assets in 2001. As of result of the asset sales, the Registrant's revenues declined from approximately $914.2 million in the year ended December 31, 2000 to approximately $300 million in the year ended December 31, 2001. In addition, the Registrant incurred charges to earnings related to the asset sales of approximately $559.9 million in 2000 as compared to a recovery of approximately $5 million in 2001. Accordingly, the Registrant's net loss decreased from approximately $608.4 million for the year ended December 31, 2000 to approximately $36 million for the year ended December 31, 2001.

         In addition, the financial statements will indicate that the Registrant and certain of its subsidiaries, have filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code with the United States Bankruptcy Court for the Southern District of New York. On that date, the Registrant also filed a joint plan of reorganization which sets forth the manner in which claims against and interests in the Registrant will be treated following its emergence from Chapter 11. The Chapter 11 filing will not impact the Registrant's financial statements for the year ended December 31, 2001.

              ACCOUNTANT'S STATEMENT PURSUANT TO SEC RULE 12B-25(C)


         KPMG LLP, the Registrant's independent accountant, concurs with the Registrant's narrative in Part III of the Form 12b-25 to which this statement is attached.

         The Registrant is authorized to attach this statement to its Form 12b-25 filing with respect to its Annual Report on Form 10-K for the year ended December 31, 2001.

                                      /s/ KPMG LLP